Exhibit 99.201

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Citizen Stash Cannabis Corp. (formerly Experion Holdings Ltd.) (“Citizen Stash”)

12556 Stave Lake Road

Mission, BC V2V 0A6

2.	DATE OF MATERIAL CHANGE

November 8, 2021

3.	NEWS RELEASE

A news release was disseminated via Newswire and filed on SEDAR at www.sedar.com on November 8, 2021.

4.	SUMMARY OF MATERIAL CHANGE

On November 8, 2021, The Valens Company Inc. (“Valens”) and Citizen Stash announced the completion of the previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated August 30, 2021 between Valens and Citizen Stash (the “Arrangement Agreement”) whereby Valens has acquired all of the issued and outstanding common shares of Citizen Stash (the “Common Shares”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

	5.1	Full Description of Material Change:

Effective November 8, 2021, Valens and Citizen Stash completed the Arrangement under Section 192 of the Canada Business Corporations Act. Under the terms of the Arrangement, Citizen Stash shareholders are entitled to 0.1620 of a Valens common share (“Valens Share”) for each Citizen Stash Common Share held. The outstanding Citizen in-the-money Citizen Stash options were transferred to Citizen Stash in exchange for the applicable entitlement to the in-the-money amount for such options, payable in Valens Shares, net of applicable withholdings. Further, each Citizen Stash restricted share unit outstanding immediately prior to completion of the Arrangement (whether vested or unvested) was fully vested and transferred to Citizen Stash and cancelled in consideration for the issuance by Citizen Stash of a Citizen Stash Common Share that entitled the holder to 0.1620 of a Valens Share pursuant to the Arrangement, net of applicable withholdings. Lastly, Hillcrest Merchant Partners Inc. (“Hillcrest”) received 1,519,306 Citizen Stash Common Shares that entitled Hillcrest to 0.1620 of a Valens Share per Citizen Stash Common Share.

The Arrangement was approved at the special meeting of Citizen Stash securityholders held on November 1, 2021 and by the Supreme Court of British Columbia on November 4, 2021. As a result of the closing of the Arrangement, the Citizen Stash Common Shares are expected to be delisted from the TSX Venture Exchange at the close of trading on or about November 8, 2021.

Valens intends to cause Citizen Stash to apply to the relevant regulatory authorities to cease to be a reporting issuer in the provinces of Canada in which it is a reporting issuer, such provinces being British Columbia, Alberta and Ontario.

Further information regarding the Arrangement is contained in the management information circular of Citizen Stash dated September 28, 2021 (the “Circular”) in connection with the special meeting of the securityholders of Citizen Stash. The Circular, the Arrangement Agreement and related documents have been filed under the Citizen Stash’s profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Jeff Fallows President

The Valens Company Inc.

96 Spadina Avenue, Suite 400

Toronto, Ontario M5V 2J6

(647) 956-8254 or ir@thevalenscompany.com

9.	DATE OF REPORT

November 8, 2021